# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549


## FORM 6-K


## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 or 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934


## Report on Form 6-K dated


### FEBRUARY 23, 2005


## AngloGold Ashanti Limited
**(Name of Registrant)**

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
**(Address of Principal Executive Offices)**

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

**Form 20-F:** ☒     Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏     **No**: ☒


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏     **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏     **No**: ☒

Enclosures:     DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD ASHANTI LIMITED



# ANGLOGOLD ASHANTI LIMITED
(formerly: AngloGold Limited)
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold")

ISIN: ZAE000043485   JSE Share code: ANG

## DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we give notice that the following director(s) have exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme. This resulted in the following ordinary shares of the company having been allotted and traded on the JSE:

| Details | J G BEST |
|---|---|
| Date exercised and sold | 18 February 2005 |
| Type of interest | Beneficial |
| Number of shares | 2,570 |
| Date options granted | 31 August 1998 |
| Vesting period | Over a 5 year period |
| Option exercise price | R108.00 |
| Sale price   (average) | R210.00 |
| % of total shares in issue | 0.0009717 |

23 February 2005

Sponsor

UBS

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited


Date: FEBRUARY 23, 2005                    By:  /s/ C R BULL

                                            Name: C R Bull
                                            Title:   Company Secretary